Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LDK Solar Co., Ltd.:

We consent to the use of our reports dated May 15, 2012, with respect to the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2010 and 2011 and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 15, 2012 covering the 2011 consolidated financial statements contains an explanatory paragraph that states that the Group has a net working capital deficit and is restricted to incur additional indebtedness as it has not met a financial covenant ratio under a long-term debt agreement as of December 31, 2011, and that these conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG
Hong Kong, China

July 10, 2012